Exhibit 99.2

PicoCELA Inc. Announces Closing of Initial Public Offering

Tokyo, January 20, 2025 /PRNewswire/ - PicoCELA Inc. (“PicoCELA” or the “Company,” Nasdaq: PLCA), a Tokyo-based provider of enterprise wireless mesh solutions, today announced the closing of its previously announced initial public offering (the “Offering”) of 1,750,000 American Depositary Shares (“ADSs”) at a public offering price of $4.00 per ADS for a total of $7,000,000 of gross proceeds to the Company, before deducting underwriting discounts, non-accountable expense allowance, and offering expenses. Each ADS represents one common share of the Company. The Company has granted a 45-day option to the underwriters to purchase up to 262,500 additional ADSs, representing 15% of the ADSs sold in this Offering, solely to cover over-allotments, if any, at the initial offering price, less underwriting discounts and non-accountable expense allowance. The ADSs began trading on the Nasdaq Capital Market on January 16, 2025 (US EST), under the ticker symbol “PCLA.”

Benjamin Securities, Inc. acted as a lead book-running representative and Prime Number Capital LLC acted as a co-underwriter in connection with this Offering. Hunter Taubman Fischer & Li LLC acted as U.S. counsel to the Company, and Winston & Strawn LLP acted as U.S. counsel to the underwriters in connection with the Offering. Spirit Advisors LLC served as the financial advisor and initial public offering consultant for the Company.

A registration statement on Form F-1, as amended (File No. 333-282931), relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on December 20, 2024. The Offering was made only by means of a prospectus, forming part of the effective registration statement. A copy of the final prospectus related to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About PicoCELA Inc.

PicoCELA is a Tokyo-based provider of enterprise wireless mesh solutions, specializing in the manufacturing, installation, and services of mesh Wi-Fi access point devices. PicoCELA Backhaul Engine, the Company’s proprietary patented wireless mesh communication technology software, eliminates the need for extensive LAN cabling and enables flexible and easy installation of Wi-Fi network devices. PicoCELA also offers a cloud portal service, PicoManager, which allows users to monitor connectivity and communication traffic, as well as install edge-computing software on the Company’s PCWL mesh Wi-Fi access points.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For investor and media inquiries, please contact:

global@picocela.com